www.excellonresources.com

EXCELLON ANNOUNCES 2019 PRODUCTION RESULTS

Toronto, Ontario – January 28, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) (“Excellon” or the “Company”) is pleased to announce fourth quarter and annual 2019 production results from the Platosa Mine in Durango, Mexico.

Highlights

●	2019 Production (compared to 2018)

○	Silver equivalent (“AgEq”) production increased 4% to 2.0 million oz (2018 – 1.9 million AgEq oz)
○	Silver production increased 15% to 1.0 million oz (2018 – 917,714 oz)
○	Lead production increased 13% to 6.1 million lb (2018 – 5.4 million lb)
○	Zinc production increased 7% to 8.4 million lb (2018 – 7.9 million lb)

●	Q4 2019 Production (compared to Q4 2018)

○	AgEq production decreased 8% to 469,707 oz (Q4 2018 – 509,043 AgEq oz)
○	Silver production decreased 5% to 259,282 oz (Q4 2018 – 274,324 oz)
○	Lead production increased 13% to 1.7 million lb (Q4 2018 – 1.5 million lb)
○	Zinc production increased 13% to 2.1 million lb (Q4 2018 – 1.8 million lb)

“We mined a record 74,876 tonnes from Platosa in 2019, the most in our 15-year operating history,” stated Brendan Cahill, President and CEO. “At Miguel Auza, we processed record tonnage of 89,478 tonnes for the year and 26,226 tonnes for Q4 from Platosa and Hecla’s San Sebastian Mine, demonstrating continued scalability in the milling operation. During the fourth quarter, flow sheet upgrades resulted in improved silver recoveries of over 91.7%. We expect zinc recoveries to further improve with ongoing upgrades.”

Production Results

	Q4 2019*	Q4 2018	2019	*	2018
Tonnes Mined from Platosa	19,622	16,570	74,876		57,475
Ore processed (t)	19,828	16,132	73,797		56,874
Historical stockpile processed (t)	-	5,209	1,450		24,130
Platosa ore processed (t)	19,828	21,341	75,247		81,004
Ore grades
Silver (g/t)	435	556	497		488
Lead (%)	4.84	4.90	4.82		4.87
Zinc (%)	6.39	6.07	6.93		6.90
Historical stockpile grades
Silver (g/t)	-	152	123		163
Lead (%)	-	1.49	1.22		1.55
Zinc (%)	-	1.57	1.44		1.95
Blended head grades
Silver (g/t)	-	458	490		391
Lead (%)	-	4.07	4.75		3.88
Zinc (%)	-	4.97	6.82		5.42
Recoveries
Silver (%)	91.7	89.7	89.9		89.2
Lead (%)	80.2	81.2	79.2		79.4
Zinc (%)	76.5	79.4	77.7		80.8
Metal Production*
Silver (oz)	259,282	274,324	1,054,029		917,714
Lead (lb)	1,690,610	1,498,851	6,134,888		5,446,218
Zinc (lb)	2,062,018	1,824,406	8,425,221		7,894,186
AgEq (oz)**	469,707	509,043	2,002,036		1,929,092
Average Realized Prices
Silver	$17.12	$14.74	$16.07		$15.37
Lead	$0.87	$0.89	$0.88		$0.98
Zinc	$1.04	$1.17	$1.12		$1.28

San Sebastián ore processed (t)	6,398	-	14,231		-

* Subject to adjustment following settlement with concentrate purchaser, 2019 tonnes mined in DMT.

** AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of concentrates.

Production during Q4 2019 accessed multiple ore faces in the Rodilla, 623, Guadalupe and Pierna mantos. Lower silver production resulted from grade variability in one of the main production stopes. Additionally, zinc recoveries remained relatively stable compared to Q3 2019, as efforts to optimize and stabilize mill performance continued.

Qualified Persons

Jeremy Ouellette, P. Eng., has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to production results contained in this press release.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit mineralization on the 21,000-hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000-hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects. The Company also holds an option on the 164 km2 Silver City Project in Saxony, Germany, a high-grade epithermal silver district with 750 years of mining history and no modern exploration.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer or
Nisha Hasan, Vice President, Investor Relations
(416) 364-1130
info@excellonresources.com
www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.